UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Clovis Oncology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

189464 10 0

(CUSIP Number)

PAUL H. KLINGENSTEIN ABERDARE VENTURES ONE EMBARCADERO CENTER, SUITE 4000 SAN FRANCISCO, CALIFORNIA 94111 TELEPHONE: (415) 392-7442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on November 21, 2011 as described in Item 3 below.

13D

CUSIP No. 189464 10 0

(1)	Name of reporting persons Aberdare Ventures IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,303,665 shares of Common Stock (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,303,665 shares of Common Stock (2)
(11)	Aggregate amount beneficially owned by each reporting person 1,303,665 shares of Common Stock (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 5.8% (3)
(14)	Type of reporting person (see instructions) PN

(1)	This Schedule 13D is filed by Aberdare Ventures IV, L.P. (“Aberdare Ventures IV”), Aberdare Partners IV, L.P. (“Aberdare Partners IV”) and Aberdare GP IV, L.L.C. (“Aberdare GP IV,” together with Aberdare Ventures IV and Aberdare Partners IV, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,278,156 shares of Common Stock held by Aberdare Ventures IV and (ii) 25,509 shares of Common Stock held by Aberdare Partners IV. Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(3)	This percentage is calculated based upon 22,375,757 shares of the Issuer’s Common Stock (as of March 12, 2012) outstanding as set forth in the Issuer’s most recent Form 10-K, filed with the Securities and Exchange Commission on March 15, 2012.

13D

CUSIP No. 189464 10 0

(1)	Name of reporting persons Aberdare Partners IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,303,665 shares of Common Stock (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,303,665 shares of Common Stock (2)
(11)	Aggregate amount beneficially owned by each reporting person 1,303,665 shares of Common Stock (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 5.8% (3)
(14)	Type of reporting person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,278,156 shares of Common Stock held by Aberdare Ventures IV and (ii) 25,509 shares of Common Stock held by Aberdare Partners IV. Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(3)	This percentage is calculated based upon 22,375,757 shares of the Issuer’s Common Stock (as of March 12, 2012) outstanding as set forth in the Issuer’s most recent Form 10-K, filed with the Securities and Exchange Commission on March 15, 2012.

13D

CUSIP No. 189464 10 0

(1)	Name of reporting persons Aberdare GP IV, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,303,665 shares of Common Stock (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,303,665 shares of Common Stock (2)
(11)	Aggregate amount beneficially owned by each reporting person 1,303,665 shares of Common Stock (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 5.8% (3)
(14)	Type of reporting person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,278,156 shares of Common Stock held by Aberdare Ventures IV and (ii) 25,509 shares of Common Stock held by Aberdare Partners IV. Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(3)	This percentage is calculated based upon 22,375,757 shares of the Issuer’s Common Stock (as of March 12, 2012) outstanding as set forth in the Issuer’s most recent Form 10-K, filed with the Securities and Exchange Commission on March 15, 2012.

13D

CUSIP No. 189464 10 0

(1)	Name of reporting persons Paul H. Klingenstein
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,303,665 shares of Common Stock (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,303,665 shares of Common Stock (2)
(11)	Aggregate amount beneficially owned by each reporting person 1,303,665 shares of Common Stock (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 5.8% (3)
(14)	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,278,156 shares of Common Stock held by Aberdare Ventures IV and (ii) 25,509 shares of Common Stock held by Aberdare Partners IV. Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(3)	This percentage is calculated based upon 22,375,757 shares of the Issuer’s Common Stock (as of March 12, 2012) outstanding as set forth in the Issuer’s most recent Form 10-K, filed with the Securities and Exchange Commission on March 15, 2012.

Item 1. Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Clovis Oncology, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 2525 28th Street, Suite 100, Boulder, Colorado 80301.

Item 2. Identity and Background

(a) The persons and entities filing this statement are Aberdare Ventures IV, L.P. (“Aberdare Ventures IV”), Aberdare Partners IV, L.P. (“Aberdare Partners IV”) and Aberdare GP IV, L.L.C. (“Aberdare GP IV,” together with Aberdare Ventures IV and Aberdare Partners IV, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”).

(b) The address of the principal place of business of each of the Reporting Persons is One Embarcadero Center, Suite 4000, San Francisco, California 94111.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Listed Persons are United States citizens and each of the Aberdare Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Aberdare GP IV (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

On November 15, 2011, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-175080) in connection with its initial public offering of 9,300,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on November 21, 2011, and at such closing Aberdare Ventures IV purchased an aggregate of 391,478 shares of Common Stock of the Issuer and Aberdare Partners IV purchased an aggregate of 7,813 shares of Common Stock of the Issuer at the IPO price of $13.00 per share. In addition, immediately prior to the closing of the IPO, (i) the outstanding principal and accrued and unpaid interest on certain convertible promissory notes held by Aberdare Ventures IV and Aberdare Partners IV converted into 158,439 and 3,162, respectively, shares of Common Stock of the Issuer at the IPO price of $13.00 per share and (ii) shares of preferred stock held by Aberdare Ventures IV and Aberdare Partners IV converted into 2,111,899 and 42,153 shares of Common Stock of the Issuer. These convertible promissory notes and shares of preferred stock were purchased from the Issuer in a series of private transactions.

The funds used by the Aberdare Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Aberdare Entities.

Item 4. Purpose of Transaction

The Aberdare Entities agreed to purchase the Common Stock for investment purposes with the aim of increasing the value of their investments and the Issuer.

Klingenstein is a member of the Board of Directors of the Issuer and also serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)
Aberdare Ventures IV	1,278,156	0	1,303,665	0	1,303,665	1,303,665	5.8%

Aberdare Partners IV	25,509	0	1,303,665	0	1,303,665	1,303,665	5.8%

Aberdare GP IV (1)	0	0	1,303,665	0	1,303,665	1,303,665	5.8%

Klingenstein (1)	0	0	1,303,665	0	1,303,665	1,303,665	5.8%

(1)	Klingenstein serves as a Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV. Aberdare GP IV holds no securities of the Issuer directly. Klingenstein has voting and investment control over the shares held by Aberdare Ventures IV and Aberdare Partners IV, and may be deemed to own beneficially the shares held by Aberdare Ventures IV and Aberdare Partners IV.
(2)	This percentage is calculated based upon 22,375,757 shares of the Issuer’s Common Stock (as of March 12, 2012) outstanding as set forth in the Issuer’s most recent Form 10-K, filed with the Securities and Exchange Commission on March 15, 2012.

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Investor Rights Agreement

The Aberdare Entities and other stockholders of the Issuer have entered into an Investors Rights Agreement dated May 15, 2009 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

The holders of at least 55% of the Registrable Securities have the right to require the Issuer, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of shares of their common stock. The Issuer may, in certain circumstances, defer such registrations and the underwriters of such registration would have the right, subject to certain limitations, to limit the number of shares included in such registrations.

Form S-3 Registration Rights

At any time when it is eligible to use a Form S-3 registration statement, the holders of Registrable Securities, including the Aberdare Entities, may require the Issuer to register the resale of all or a portion of their shares having an aggregate offering price to the public of at least $2,500,000 on a registration statement on Form S-3, subject to certain conditions and limitations. In an underwritten offering, the managing underwriter, if any, would have the right, subject to specified conditions, to limit the number of Registrable Securities such holders may include.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders of Registrable Securities, including the Aberdare Entities, will be entitled to notice of such registration and will be entitled to include their common stock in such registration, subject to certain marketing and other limitations.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

The registration rights described herein will terminate on the earlier of: (i) five years after the closing of the IPO and (ii) with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

Lock-up Agreements

The Aberdare Entities and Mr. Klingenstein, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have entered into letter agreements (the “Lock-up Agreements”), whereby they have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of the Issuer’s common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through May 13, 2012, except with the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

Other than as described in this Schedule 13D, to the best of the Aberdare Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Clovis Oncology Inc. Investor Rights Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc., certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-175080, filed on June 23, 2011).

C.	Form of Lockup Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2012

ABERDARE VENTURES IV, L.P. By its General Partner, Aberdare GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein Manager

ABERDARE PARTNERS IV, L.P. By its General Partner, Aberdare GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein Manager

ABERDARE GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

/s/ Paul H. Klingenstein
Paul H. Klingenstein

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managers:

Paul H. Klingenstein

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

    United States of America

John H. Odden

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

    United States of America

Darren Hite

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

    United States of America

Sami Hamadé

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

    United States of America

Vince Kim

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

    United States of America

Naheed Misfeldt

c/o Aberdare Ventures

One Embarcadero Center, Suite 4000

San Francisco, California 94111

Principal Occupation:

    Manager of Aberdare GP IV, which serves as the general partner of Aberdare Ventures IV and Aberdare Partners IV

Citizenship:

    United States of America

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

B.	Clovis Oncology Inc. Investor Rights Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc., certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-175080, filed on June 23, 2011).

C.	Form of Lockup Agreement.

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Clovis Oncology, Inc. is filed on behalf of each of the undersigned.

Date: April 2, 2012

ABERDARE VENTURES IV, L.P. By its General Partner, Aberdare GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein Manager

ABERDARE PARTNERS IV, L.P. By its General Partner, Aberdare GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein Manager

ABERDARE GP IV, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

/s/ Paul H. Klingenstein
Paul H. Klingenstein

Exhibit C

Execution Copy

LOCK-UP AGREEMENT

, 2011

J. P. MORGAN SECURITIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of

the several Underwriters listed in

Schedule 1 to the Underwriting

Agreement referred to below

c/o J. P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

Re: Clovis Oncology, Inc. — Public Offering

Ladies and Gentlemen:

The undersigned understands that J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, as Representatives of the several Underwriters, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Clovis Oncology, Inc., a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule 1 to the Underwriting Agreement (the “Underwriters”), of common stock of the Company (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to purchase and make the Public Offering of the Securities, and for other good and valuable consideration the receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, on behalf of the Underwriters, the undersigned will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, $0.001 per share par value, of the Company (the “Common Stock”) or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned (as a result of the power to dispose) by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in each case other than (A) transfers as a bona fide gift or gifts, (B) if the undersigned is a partnership, limited liability company or corporation, distributions to partners, members or stockholders of the undersigned, (C) transfers to any trust for the direct or indirect benefit of the undersigned or a member of the immediate family of the undersigned, (D) transfers to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the undersigned, (E) transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned, or (F) transfers to any affiliate of the undersigned or any investment fund or other entity controlled or managed by the undersigned; provided that in the case of any transfer or distribution pursuant to clause (A), (B), (C), (D) or (F), each donee, transferee or distributee shall execute and deliver to the Representatives prior to such transfer a lock-up letter in the form of this Letter Agreement; provided, further, that in the case of any transfer or distribution pursuant to clause (A), (B), (C), (D) or (F), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than after the expiration of the 180-day period referred to above or any extension thereof pursuant to this Letter Agreement and other than, in the case of a transfer pursuant to clause (A), the filing of a Form 5); and provided further, that any transfer or distribution pursuant to clause (A), (B), (C), (D) or (F) shall not involve a disposition for value. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Company directed Securities the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (i) J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, on behalf of the Underwriters, agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, on behalf of the Underwriters, will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, on behalf of the Underwriters, hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed by this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Furthermore, notwithstanding the restrictions imposed by this Letter Agreement, the undersigned may, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, exercise an option to purchase shares of Common Stock granted under any stock incentive plan or stock purchase plan of the Company, so long as the shares issued upon such exercise are subject to the requirements of this Letter Agreement. For purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal Representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement does not become effective by December 31, 2011 or prior to such date J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, on the one hand, or the Company, on the other hand, informs the other(s) in writing that it has determined not to proceed with the Public Offering, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released from, all obligations under this Letter Agreement. The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours, [NAME OF STOCKHOLDER]

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]